UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of May 2013

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1	Notice regarding article published on May 27, 2013 by the Colombian newspaper La República

Item 1

In relation to the article published on May 27, 2013 by the Colombian newspaper La República regarding a potential acquisition in Central America by Grupo Aval Acciones y Valores S.A., the company informs that there are no events that should be disclosed to the market in that respect.  As mentioned in such article, the information is based on rumors rather than an official source.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2013

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel